SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND
(Name of Issuer)

Ordinary Stock, Nominal Value €0.05 each
American Depository Shares, each representing forty units of Ordinary Stock, Nominal Value €0.05 each
(Title and Class of Securities)

46267Q202
(CUSIP Number)

WL Ross & Co. LLC
1166 Avenue of the Americas
New York, New York 10036
Attention: Michael J. Gibbons
Telephone Number: (212) 826-1100
Facsimile Number: (212) 278-9645
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 46267Q202	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross & Co. LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,788,799,396 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,788,799,396 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,788,799,396 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

(1)
WL Ross & Co. LLC serves as the investment manager to WLR Recovery Fund IV, L.P. ("Fund IV"), WLR Recovery Fund V, L.P. ("Fund V") and WLR/GS Master Co-Investment L.P. (the "Co-Invest Fund").  Fund IV owns 1,355,338,135 units of Ordinary Stock of the issuer, Fund V owns 312,899,989 units of Ordinary Stock of the issuer and the Co-Invest Fund owns 120,561,272 units of Ordinary Stock of the issuer.  Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC, the managing member of El Vedado, LLC and the chairman and president of Invesco Private Capital, Inc.  El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC, WLR Recovery Associates V LLC and WLR Master Co-Investment GP, LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV, WLR Recovery Associates V LLC is the general partner of Fund V and WLR Master Co-Investment GP, LLC is the general partner of the Co-Invest Fund.  Accordingly, WL Ross & Co. LLC may be deemed to share voting and dispositive power with (i) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the units of Ordinary Stock owned by Fund IV; (ii) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates V LLC over the units of Ordinary Stock owned by Fund V; and (iii) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC over the units of Ordinary Stock owned by the Co-Invest Fund.

CUSIP No. 46267Q202	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,355,338,135 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,355,338,135 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,355,338,135 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON PN

(1)
WLR Recovery Fund IV, L.P. ("Fund IV") owns 1,355,338,135 units of Ordinary Stock of the issuer.  Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC.  El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV.  WL Ross & Co. LLC serves as the investment manager to Fund IV.  Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power over the units of Ordinary Stock owned by Fund IV.

CUSIP No. 46267Q202	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund V, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 312,899,989 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 312,899,989 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 312,899,989 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

(1)           WLR Recovery Fund V, L.P. ("Fund V") owns 312,899,989 units of Ordinary Stock of the issuer.  Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC.  El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates V LLC.  WLR Recovery Associates V LLC is the general partner of Fund V.  WL Ross & Co. LLC serves as the investment manager to Fund V.  Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates V LLC may be deemed to share voting and dispositive power over the units of Ordinary Stock owned by Fund V.

CUSIP No. 46267Q202	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR/GS Master Co-Investment L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 120,561,272 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 120,561,272 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,561,272 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON PN

(1)           WLR/GS Master Co-Investment L.P. (the "Co-Invest Fund") owns 120,561,272 units of Ordinary Stock of the issuer.  Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC.  El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Master Co-Investment GP, LLC.  WLR Master Co-Investment GP, LLC is the general partner of the Co-Invest Fund.  WL Ross & Co. LLC serves as the investment manager to the Co-Invest Fund.  Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC may be deemed to share voting and dispositive power over the units of Ordinary Stock owned by the Co-Invest Fund.

CUSIP No. 46267Q202	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR IV Parallel ESC, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,018,519 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,018,519 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,018,519 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON PN

(1)
WLR IV Parallel ESC, L.P. ("Parallel Fund IV") owns 5,018,519 units of Ordinary Stock of the issuer.  Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC, the managing member of El Vedado, LLC and the chairman and president of Invesco Private Capital, Inc.  El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which in turn is the general partner of Parallel Fund IV.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of Parallel Fund IV to, among other things, exercise all rights, powers and privileges with respect to the Ordinary Stock owned by Parallel Fund IV and to take whatever action, including voting such Ordinary Stock, as WLR Recovery Associates IV LLC in its discretion deems fit.  Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC may be deemed to share voting and dispositive power over the units of Ordinary Stock owned by Parallel Fund IV.

CUSIP No. 46267Q202	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR V Parallel ESC, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 314 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 314 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 314 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON PN

(1)           WLR V Parallel ESC, L.P. ("Parallel Fund V") owns 314 units of Ordinary Stock of the issuer.  Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC, the managing member of El Vedado, LLC and the chairman and president of Invesco Private Capital, Inc.  El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates V LLC.  WLR Recovery Associates V LLC is the general partner of WLR Recovery Fund V, L.P.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR V Associates LLC, which in turn is the general partner of Parallel Fund V.  INVESCO WLR V Associates LLC and WLR Recovery Associates V LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates V LLC has been appointed as representative and attorney of Parallel Fund V to, among other things, exercise all rights, powers and privileges with respect to the Ordinary Stock owned by Parallel Fund V and to take whatever action, including voting such Ordinary Stock, as WLR Recovery Associates V LLC in its discretion deems fit.  Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates V LLC, Invesco Private Capital, Inc. and INVESCO WLR V Associates LLC may be deemed to share voting and dispositive power over the units of Ordinary Stock owned by Parallel Fund V.

CUSIP No. 46267Q202	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates IV LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,360,356,654 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,360,356,654 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,360,356,654 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO

(1)
WLR Recovery Fund IV, L.P. ("Fund IV") owns 1,355,338,135 units of Ordinary Stock of the issuer.  WLR IV Parallel ESC, L.P. ("Parallel Fund IV") owns 5,018,519 units of Ordinary Stock of the issuer.  Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC, the managing member of El Vedado, LLC and the chairman and president of Invesco Private Capital, Inc.  El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV.  WL Ross & Co. LLC serves as the investment manager to Fund IV.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which in turn is the general partner of Parallel Fund IV.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of Parallel Fund IV to, among other things, exercise all rights, powers and privileges with respect to the Ordinary Stock owned by Parallel Fund IV and to take whatever action, including voting such Ordinary Stock, as WLR Recovery Associates IV LLC in its discretion deems fit.  Accordingly, WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power with (i) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group L.P. over the units of Ordinary Stock owned by Fund IV, and (ii) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group L.P., Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the units of Ordinary Stock owned by Parallel Fund IV.

CUSIP No. 46267Q202	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates V LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 312,900,303 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 312,900,303 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 312,900,303 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO

(1)           WLR Recovery Fund V, L.P. ("Fund V") owns 312,899,989 units of Ordinary Stock of the issuer.  WLR V Parallel ESC, L.P. ("Parallel Fund V") owns 314 units of Ordinary Stock of the issuer.  Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC, the managing member of El Vedado, LLC and the chairman and president of Invesco Private Capital, Inc.  El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates V LLC.  WLR Recovery Associates V LLC is the general partner of Fund V.  WL Ross & Co. LLC serves as the investment manager to Fund V.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR V Associates LLC, which in turn is the general partner of Parallel Fund V.  INVESCO WLR V Associates LLC and WLR Recovery Associates V LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates V LLC has been appointed as representative and attorney of Parallel Fund V to, among other things, exercise all rights, powers and privileges with respect to the Ordinary Stock owned by Parallel Fund V and to take whatever action, including voting such Ordinary Stock, as WLR Recovery Associates V LLC in its discretion deems fit.  Accordingly, WLR Recovery Associates V LLC may be deemed to share voting and dispositive power with (i) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group L.P. over the units of Ordinary Stock owned by Fund V, and (ii) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group L.P., Invesco Private Capital, Inc. and INVESCO WLR V Associates LLC over the units of Ordinary Stock owned by Parallel Fund V.

CUSIP No. 46267Q202	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Master Co-Investment GP, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 120,561,272 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 120,561,272 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,561,272 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON OO

(1)
WLR/GS Master Co-Investment L.P. (the "Co-Invest Fund") owns 120,561,272 units of Ordinary Stock of the issuer.  Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC.  El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Master Co-Investment GP, LLC.  WLR Master Co-Investment GP, LLC is the general partner of the Co-Invest Fund.  WL Ross & Co. LLC serves as the investment manager to the Co-Invest Fund.  Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC may be deemed to share voting and dispositive power over the units of Ordinary Stock owned by the Co-Invest Fund.

CUSIP No. 46267Q202	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INVESCO WLR IV Associates LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,018,519 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,018,519 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,018,519 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON OO

(1)
WLR IV Parallel ESC, L.P. ("Parallel Fund IV") owns 5,018,519 units of Ordinary Stock of the issuer.  Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC, the managing member of El Vedado, LLC and the chairman and president of Invesco Private Capital, Inc.  El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which in turn is the general partner of Parallel Fund IV.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of Parallel Fund IV to, among other things, exercise all rights, powers and privileges with respect to the Ordinary Stock owned by Parallel Fund IV and to take whatever action, including voting such Ordinary Stock, as WLR Recovery Associates IV LLC in its discretion deems fit.  Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC may be deemed to share voting and dispositive power over the units of Ordinary Stock owned by Parallel Fund IV.

CUSIP No. 46267Q202	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INVESCO WLR V Associates LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 314 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 314 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 314 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON OO

(1)           WLR V Parallel ESC, L.P. ("Parallel Fund V") owns 314 units of Ordinary Stock of the issuer.  Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC, the managing member of El Vedado, LLC and the chairman and president of Invesco Private Capital, Inc.  El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates V LLC.  WLR Recovery Associates V LLC is the general partner of WLR Recovery Fund V, L.P.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR V Associates LLC, which in turn is the general partner of Parallel Fund V.  INVESCO WLR V Associates LLC and WLR Recovery Associates V LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates V LLC has been appointed as representative and attorney of Parallel Fund V to, among other things, exercise all rights, powers and privileges with respect to the Ordinary Stock owned by Parallel Fund V and to take whatever action, including voting such Ordinary Stock, as WLR Recovery Associates V LLC in its discretion deems fit.  Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates V LLC, Invesco Private Capital, Inc. and INVESCO WLR V Associates LLC may be deemed to share voting and dispositive power over the units of Ordinary Stock owned by Parallel Fund V.

CUSIP No. 46267Q202	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invesco Private Capital, Inc. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,018,833 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,018,833 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,018,833 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON CO

(1)
WLR IV Parallel ESC, L.P. ("Parallel Fund IV") owns 5,018,519 units of Ordinary Stock of the issuer.  WLR V Parallel ESC, L.P. ("Parallel Fund V") owns 314 units of Ordinary Stock of the issuer.  Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC, the managing member of El Vedado, LLC and the chairman and president of Invesco Private Capital, Inc.  El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC and WLR Recovery Associates V LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P. and WLR Recovery Associates V LLC is the general partner of WLR Recovery Fund V, L.P.   Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which in turn is the general partner of Parallel Fund IV.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of Parallel Fund IV to, among other things, exercise all rights, powers and privileges with respect to the Ordinary Stock owned by Parallel Fund IV and to take whatever action, including voting such Ordinary Stock, as WLR Recovery Associates IV LLC in its discretion deems fit.  Invesco Private Capital, Inc. is also the managing member of INVESCO WLR V Associates LLC, which in turn is the general partner of Parallel Fund V.  INVESCO WLR V Associates LLC and WLR Recovery Associates V LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates V LLC has been appointed as representative and attorney of Parallel Fund V to, among other things, exercise all rights, powers and privileges with respect to the Ordinary Stock owned by Parallel Fund V and to take whatever action, including voting such Ordinary Stock, as WLR Recovery Associates V LLC in its discretion deems fit.  Accordingly, Invesco Private Capital, Inc. may be deemed to share voting and dispositive power with (i) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC and INVESCO WLR IV Associates LLC over the units of Ordinary Stock owned by Parallel Fund IV and (ii) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates V LLC and INVESCO WLR V Associates LLC over the units of Ordinary Stock owned by Parallel Fund V.

CUSIP No. 46267Q202	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilbur L. Ross, Jr. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER 1,793,818,229 (1)
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER 1,793,818,229 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,793,819,229 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

(1)
Wilbur L. Ross, Jr. owns 1,000 units of Ordinary Stock of the issuer, WLR Recovery Fund IV, L.P. ("Fund IV") owns 1,355,338,135 units of Ordinary Stock of the issuer, WLR Recovery Fund V, L.P. ("Fund V") owns 312,899,989 units of Ordinary Stock of the issuer, WLR/GS Master Co-Investment L.P. (the "Co-Invest Fund") owns 120,561,272 units of Ordinary Stock of the issuer, WLR IV Parallel ESC, L.P. ("Parallel Fund IV") owns 5,018,519 units of Ordinary Stock of the issuer and WLR V Parallel ESC, L.P. (“Parallel Fund V”) owns 314 units of Ordinary Stock of the issuer.  Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC, the managing member of El Vedado, LLC and the chairman and president of Invesco Private Capital, Inc.  El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC, WLR Recovery Associates V LLC and WLR Master Co-Investment GP, LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV, WLR Recovery Associates V LLC is the general partner of Fund V and WLR Master Co-Investment GP, LLC is the general partner of the Co-Invest Fund.  WL Ross & Co. LLC serves as the investment manager to Fund IV, Fund V and the Co-Invest Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which in turn is the general partner of Parallel Fund IV.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of Parallel Fund IV to, among other things, exercise all rights, powers and privileges with respect to the Ordinary Stock owned by Parallel Fund IV and to take whatever action, including voting such Ordinary Stock, as WLR Recovery Associates IV LLC in its discretion deems fit.  Invesco Private Capital, Inc. is also the managing member of INVESCO WLR V Associates LLC, which in turn is the general partner of Parallel Fund V.   INVESCO WLR V Associates LLC and WLR Recovery Associates V LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates V LLC has been appointed as representative and attorney of Parallel Fund V to, among other things, exercise all rights, powers and privileges with respect to the Ordinary Stock owned by Parallel Fund V and to take whatever action, including voting such Ordinary Stock, as WLR Recovery Associates V LLC in its discretion deems fit.  Accordingly, Wilbur L. Ross, Jr. may be deemed to share voting and dispositive power with (i) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the units of Ordinary Stock owned by Fund IV; (ii) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates V LLC over the units of Ordinary Stock owned by Fund V; (iii) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC over the units of Ordinary Stock owned by the Co-Invest Fund; (iv) El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the units of Ordinary Stock owned by Parallel Fund IV; and (v) El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates V LLC, Invesco Private Capital, Inc. and INVESCO WLR V Associates LLC over the units of Ordinary Stock owned by Parallel Fund V.

CUSIP No. 46267Q202	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) El Vedado, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,793,818,229 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,793,818,229 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,793,818,229 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON OO

(1)
WLR Recovery Fund IV, L.P. ("Fund IV") owns 1,355,338,135 units of Ordinary Stock of the issuer, WLR Recovery Fund V, L.P. ("Fund V") owns 312,899,989 units of Ordinary Stock of the issuer, WLR/GS Master Co-Investment L.P. (the "Co-Invest Fund") owns 120,561,272 units of Ordinary Stock of the issuer, WLR IV Parallel ESC, L.P. ("Parallel Fund IV") owns 5,018,519 units of Ordinary Stock of the issuer and WLR V Parallel ESC, L.P. (“Parallel Fund V”) owns 314 units of Ordinary Stock of the issuer.  Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC, the managing member of El Vedado, LLC and the chairman and president of Invesco Private Capital, Inc.  El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC, WLR Recovery Associates V LLC and WLR Master Co-Investment GP, LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV, WLR Recovery Associates V LLC is the general partner of Fund V and WLR Master Co-Investment GP, LLC is the general partner of the Co-Invest Fund.  WL Ross & Co. LLC serves as the investment manager to Fund IV, Fund V and the Co-Invest Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which in turn is the general partner of Parallel Fund IV.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of Parallel Fund IV to, among other things, exercise all rights, powers and privileges with respect to the Ordinary Stock owned by Parallel Fund IV and to take whatever action, including voting such Ordinary Stock, as WLR Recovery Associates IV LLC in its discretion deems fit.  Invesco Private Capital, Inc. is also the managing member of INVESCO WLR V Associates LLC, which in turn is the general partner of Parallel Fund V.   INVESCO WLR V Associates LLC and WLR Recovery Associates V LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates V LLC has been appointed as representative and attorney of Parallel Fund V to, among other things, exercise all rights, powers and privileges with respect to the Ordinary Stock owned by Parallel Fund V and to take whatever action, including voting such Ordinary Stock, as WLR Recovery Associates V LLC in its discretion deems fit.  Accordingly, El Vedado, LLC may be deemed to share voting and dispositive power with (i) Wilbur L. Ross, Jr., WL Ross & Co. LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the units of Ordinary Stock owned by Fund IV; (ii) Wilbur L. Ross, Jr., WL Ross & Co. LLC, WL Ross Group, L.P. and WLR Recovery Associates V LLC over the units of Ordinary Stock owned by Fund V; (iii) Wilbur L. Ross, Jr., WL Ross & Co. LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC over the units of Ordinary Stock owned by the Co-Invest Fund; (iv) Wilbur L. Ross, Jr., WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the units of Ordinary Stock owned by Parallel Fund IV; and (v) Wilbur L. Ross, Jr., L.P., WL Ross Group, L.P., WLR Recovery Associates V LLC, Invesco Private Capital, Inc. and INVESCO WLR V Associates LLC over the units of Ordinary Stock owned by Parallel Fund V.

CUSIP No. 46267Q202	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross Group, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,793,818,229 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,793,818,229 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,793,818,229 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON PN

(1)
WLR Recovery Fund IV, L.P. ("Fund IV") owns 1,355,338,135 units of Ordinary Stock of the issuer, WLR Recovery Fund V, L.P. ("Fund V") owns 312,899,989 units of Ordinary Stock of the issuer, WLR/GS Master Co-Investment L.P. (the "Co-Invest Fund") owns 120,561,272 units of Ordinary Stock of the issuer, WLR IV Parallel ESC, L.P. ("Parallel Fund IV") owns 5,018,519 units of Ordinary Stock of the issuer and WLR V Parallel ESC, L.P. (“Parallel Fund V”) owns 314 units of Ordinary Stock of the issuer.  Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC, the managing member of El Vedado, LLC and the chairman and president of Invesco Private Capital, Inc.  El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC, WLR Recovery Associates V LLC and WLR Master Co-Investment GP, LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV, WLR Recovery Associates V LLC is the general partner of Fund V and WLR Master Co-Investment GP, LLC is the general partner of the Co-Invest Fund.  WL Ross & Co. LLC serves as the investment manager to Fund IV, Fund V and the Co-Invest Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which in turn is the general partner of Parallel Fund IV.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of Parallel Fund IV to, among other things, exercise all rights, powers and privileges with respect to the Ordinary Stock owned by Parallel Fund IV and to take whatever action, including voting such Ordinary Stock, as WLR Recovery Associates IV LLC in its discretion deems fit.  Invesco Private Capital, Inc. is also the managing member of INVESCO WLR V Associates LLC, which in turn is the general partner of Parallel Fund V.   INVESCO WLR V Associates LLC and WLR Recovery Associates V LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates V LLC has been appointed as representative and attorney of Parallel Fund V to, among other things, exercise all rights, powers and privileges with respect to the Ordinary Stock owned by Parallel Fund V and to take whatever action, including voting such Ordinary Stock, as WLR Recovery Associates V LLC in its discretion deems fit.  Accordingly, WL Ross Group, L.P. may be deemed to share voting and dispositive power with (i) Wilbur L. Ross, Jr., WL Ross & Co. LLC, El Vedado, LLC and WLR Recovery Associates IV LLC over the units of Ordinary Stock owned by Fund IV; (ii) Wilbur L. Ross, Jr., WL Ross & Co. LLC, El Vedado, LLC and WLR Recovery Associates V LLC over the units of Ordinary Stock owned by Fund V; (iii) Wilbur L. Ross, Jr., WL Ross & Co. LLC, El Vedado, LLC and WLR Master Co-Investment GP, LLC over the units of Ordinary Stock owned by the Co-Invest Fund; (iv) Wilbur L. Ross, Jr., El Vedado, LLC, WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the units of Ordinary Stock owned by Parallel Fund IV; and (v) Wilbur L. Ross, Jr., El Vedado, LLC, WLR Recovery Associates V LLC, Invesco Private Capital, Inc. and INVESCO WLR V Associates LLC over the units of Ordinary Stock owned by Parallel Fund V.

CUSIP No. 46267Q202	Schedule 13D

This statement constitutes Amendment No. 1 (this “Amendment”) and amends the Schedule 13D filed October 27, 2011 (the “Schedule”), relating to the ordinary stock, nominal value €0.05 per unit (the “Ordinary Stock”), of The Governor and Company of the Bank of Ireland, a chartered corporation registered in Ireland with registered no. C-1 (the “Company”). Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D filed on October 27, 2011. Capitalized terms not defined in this Amendment shall have the respective meanings ascribed thereto in the Schedule 13D filed on October 27, 2011, except that the term “WL Ross Funds” shall, for the purposes of this Amendment, also include WLR V Parallel ESC, L.P.

Item 2.    Identity and Background.

Item 2 is hereby amended and restated as follows:

The names of the persons filing this Amendment (collectively, the "Reporting Persons") are:
•	WL Ross & Co. LLC, the investment manager of Fund IV, Fund V and the Co-Invest Fund (each as defined below)

•	WLR Recovery Fund IV, L.P. ("Fund IV")

•	WLR Recovery Fund V, L.P. ("Fund V")

•	WLR/GS Master Co-Investment L.P. (the "Co-Invest Fund")

•	WLR IV Parallel ESC, L.P. ("Parallel Fund IV")

•	WLR V Parallel ESC, L.P. ("Parallel Fund V")

•	WLR Recovery Associates IV LLC, the general partner of Fund IV

•	WLR Recovery Associates V LLC, the general partner of Fund V

•	WLR Master Co-Investment GP, LLC, the general partner of the Co-Invest Fund

•	INVESCO WLR IV Associates LLC, the general partner of Parallel Fund IV

•	INVESCO WLR V Associates LLC, the general partner of Parallel Fund V

•	Invesco Private Capital, Inc., the managing member of INVESCO WLR IV Associates LLC and INVESCO WLR V Associates LLC

•	WL Ross Group, L.P., the managing member of WLR Recovery Associates IV LLC, WLR Recovery Associates V LLC and WLR Master Co-Investment GP, LLC

•	El Vedado, LLC, the general partner of WL Ross Group, L.P.

•	Wilbur L. Ross, Jr., the managing member of El Vedado, LLC, president and chief executive officer of WL Ross & Co. LLC and chairman and president of Invesco Private Capital, Inc.

The information set forth in each of the inside cover pages to this Amendment relating to each such Reporting Person is incorporated by reference herein.

CUSIP No. 46267Q202	Schedule 13D

The principal business office for each of the Reporting Persons other than Wilbur L. Ross, Jr. and El Vedado, LLC is c/o WL Ross Group, L.P., 1166 Avenue of the Americas, New York, New York 10036. The principal business office of Mr. Ross and El Vedado, LLC is 319 Clematis Street, Room 1000 (10th Floor), West Palm Beach, Florida 33401. The principal occupation of each of the Reporting Persons is investments.

Mr. Ross is a citizen of the United States of America. WL Ross Group, L.P. and El Vedado, LLC are organized under the laws of the State of New York. The Co-Invest Fund is organized under the laws of the Cayman Islands. Each of the other Reporting Persons that is an entity is organized under the laws of the State of Delaware.

Michael J. Gibbons is the Chief Financial Officer of Invesco Private Capital, Inc. The principal occupation for Mr. Gibbons is investment management. The principal business office for Mr. Gibbons is 1166 Avenue of the Americas, New York, New York 10036. In addition to Mr. Ross, Mr. G. Mark Armour and Mr. Roderick Ellis are directors of Invesco Private Capital, Inc. The principal occupation for Mr. Armour is investment management. The principal occupation for Mr. Ellis is finance. The principal business office for Messrs. Armour and Ellis is 1555 Peachtree Street NE, Atlanta, Georgia 30309. Mr. Gibbons is a citizen of the United States. Mr. Armour is a citizen of Australia. Mr. Ellis is a citizen of the United Kingdom. Together, Messrs. Gibbons, Armour and Ellis are referred to herein as the "Additional Persons."

None of the Reporting Persons or the Additional Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judical or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.    Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 7, 2014, Fund IV, Fund V, the Co-Invest Fund, Parallel Fund IV and Parallel Fund V (together, the “Sellers” and each a “Seller”) executed a block sale for the sale of 861,201,139 units, 198,821,105 units, 76,606,348 units, 3,188,838 units and 199 units, respectively, of Ordinary Stock at a per unit price of €0.329, for aggregate proceeds to the Sellers of  €374,999,999.94.

These transactions satisfy the Reporting Persons’ current objective for monetizing a portion of the Ordinary Stock. The Reporting Persons intend to continually review their investment in the Company.  Pending the results of such review and other factors that the Reporting Persons deem relevant to an investment in the Company (but subject to applicable law, regulatory approvals and the limitations described in Item 6 of the Schedule), the Reporting Persons may take or propose to take, alone or in conjunction with others, including the Company, other actions intended to increase or decrease the Reporting Persons' investments in the Company or the value of their investments in the Company, which could include one or more of the transactions or actions referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of the matters referred to in this Amendment.

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The information set forth in each of the inside cover pages to this Amendment relating to each such Reporting Person is incorporated by reference herein.

CUSIP No. 46267Q202	Schedule 13D

(a)–(b)  As of the date on which this Amendment was initially filed, the Reporting Persons beneficially own, in the aggregate, a total of 1,793,819,229 units of Ordinary Stock, which represents approximately 6.0% of the Company's outstanding Ordinary Stock.  Wilbur L. Ross, Jr. owns 1,000 units of Ordinary Stock, representing less than 0.1% of the outstanding units of Ordinary Stock, Fund IV owns 1,355,338,135 units of Ordinary Stock, representing approximately 4.5% of the outstanding units of Ordinary Stock, Fund V owns 312,899,989 units of Ordinary Stock, representing approximately 1.0% of the outstanding units of Ordinary Stock, the Co-Invest Fund owns 120,561,272 units of Ordinary Stock, representing approximately 0.4% of the outstanding units of Ordinary Stock, Parallel Fund IV owns 5,018,519 units of Ordinary Stock, representing less than 0.1% of the outstanding units of Ordinary Stock, and Parallel Fund V owns 314 units of Ordinary Stock, representing less than 0.1% of the outstanding units of Ordinary Stock.  As of the date on which this Amendment was initially filed, the number of units of Ordinary Stock as to which each of the Reporting Persons has or shares voting or dispositive authority is set forth in rows 7 through 10 of each of the inside cover pages to this Amendment relating to each such Reporting Person.  All percentages set forth in this paragraph are based on 30,132,505,842 units of Ordinary Stock outstanding as of December 31, 2012, according to the Company’s Form 20-F filed on March 27, 2013.

The Ordinary Stock owned by the WL Ross Funds is held in the name of Bank of New York Mellon.

Except for each of the WL Ross Funds, each of the Reporting Persons disclaims beneficial ownership of any of the units of Ordinary Stock referred to in this Amendment, and the filing of this Amendment should not be construed as an admission that any of the Reporting Persons is, for the purpose of Regulation 13D of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Amendment.  Each WL Ross Fund disclaims beneficial ownership of the shares owned by each of the other WL Ross Funds.  Notwithstanding the foregoing, Wilbur L. Ross, Jr. does not disclaim beneficial ownership over the 1,000 units of Ordinary Stock owned by him.

(c)  Other than the disposition of units of Ordinary Stock described above in Item 4, to the knowledge of the Reporting Persons, no transactions in the Ordinary Stock have been effected during the past 60 days by any Reporting Person.

(d)  Under certain circumstances, partners, members or managed accounts of a Reporting Person, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, units of Ordinary Stock owned by such Reporting Person.

(e)  Not applicable.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement

CUSIP No. 46267Q202	Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 2014

WL ROSS & CO. LLC

By:	/s/ Michael Gibbons
	Name:	Michael Gibbons
	Title:	Authorized Person

WLR RECOVERY FUND IV, L.P.

By:	WLR Recovery Associates IV LLC,
its General Partner
By:	WL Ross Group, L.P.,
its Managing Member
By:	El Vedado, LLC,
its General Partner

By:	/s/ Michael Gibbons
	Name:	Michael Gibbons
	Title:	Authorized Person

WLR RECOVERY FUND V, L.P.

By:	WLR Recovery Associates V LLC,
its General Partner
By:	WL Ross Group, L.P.,
its Managing Member
By:	El Vedado, LLC,
its General Partner

By:	/s/ Michael Gibbons
	Name:	Michael Gibbons
	Title:	Authorized Person

CUSIP No. 46267Q202	Schedule 13D

WLR/GS MASTER CO-INVESTMENT L.P.

By:	WLR Master Co-Investment GP, LLC,
its General Partner
By:	WL Ross Group, L.P.,
its Managing Member
By:	El Vedado, LLC,
its General Partner

By:	/s/ Michael Gibbons
	Name:	Michael Gibbons
	Title:	Authorized Person

WLR IV PARALLEL ESC, L.P.

By:	INVESCO WLR IV Associates LLC,
its General Partner
By:	Invesco Private Capital, Inc.,
its Managing Member

By:	/s/ Michael Gibbons
	Name:	Michael Gibbons
	Title:	Authorized Person

WLR V PARALLEL ESC, L.P.

By:	INVESCO WLR V Associates LLC,
its General Partner
By:	Invesco Private Capital, Inc.,
its Managing Member

By:	/s/ Michael Gibbons
	Name:	Michael Gibbons
	Title:	Authorized Person

WLR RECOVERY ASSOCIATES IV LLC

By:	WL Ross Group, L.P.,
its Managing Member
By:	El Vedado, LLC,
its General Partner

By:	/s/ Michael Gibbons
	Name:	Michael Gibbons
	Title:	Authorized Person

CUSIP No. 46267Q202	Schedule 13D

WLR RECOVERY ASSOCIATES V LLC

By:	WL Ross Group, L.P.,
its Managing Member
By:	El Vedado, LLC,
its General Partner

By:	/s/ Michael Gibbons
	Name:	Michael Gibbons
	Title:	Authorized Person

WLR MASTER CO-INVESTMENT GP, LLC

By:	WL Ross Group, L.P.,
its Managing Member
By:	El Vedado, LLC,
its General Partner

By:	/s/ Michael Gibbons
	Name:	Michael Gibbons
	Title:	Authorized Person

INVESCO WLR IV ASSOCIATES LLC
By:	Invesco Private Capital, Inc.,
its Managing Member

By:	/s/ Michael Gibbons
	Name:	Michael Gibbons
	Title:	Authorized Person

INVESCO WLR V ASSOCIATES LLC

By:	Invesco Private Capital, Inc.,
its Managing Member

By:	/s/ Michael Gibbons
	Name:	Michael Gibbons
	Title:	Authorized Person

INVESCO PRIVATE CAPITAL, INC.

By:	/s/ Michael Gibbons
	Name:	Michael Gibbons
	Title:	Authorized Person

CUSIP No. 46267Q202	Schedule 13D

WL ROSS GROUP, L.P.

By:	El Vedado, LLC,
its General Partner

By:	/s/ Michael Gibbons
	Name:	Michael Gibbons
	Title:	Authorized Person

EL VEDADO, LLC

By:	/s/ Michael Gibbons
	Name:	Michael Gibbons
	Title:	Authorized Person

WILBUR L. ROSS, JR.

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.